Williams Scotsman International, Inc.
                             8211 Town Center Drive
                           Baltimore, Maryland 21236



                                 June 19, 2006






VIA EDGAR


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

ATTENTION:        Ms. Tricia Armelin

                  Re: Response Submitted in the Matter of Williams Scotsman International Inc.'s Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 12, 2007
                         (File No. 000-51521)

Ladies and Gentlemen:

                  On behalf of Williams Scotsman International, Inc. (the "Company"), I am writing in response to the comments made by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated June 12, 2007 (the "Comment Letter") relating to Form 10-K for fiscal year ended December 31, 2006, filed with the Commission on March 12, 2007 (the "Form 10-K").

                  For the convenience of the Staff's review, we have set forth the comments contained in the Comment Letter above each of the Company's corresponding responses.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 47
(f) LEASING OPERATIONS, PAGE 48

         1. IN FUTURE FILINGS, PLEASE DISCLOSE WHY THE ESTIMATED RESIDUAL VALUE OF YOUR RENTAL EQUIPMENT IS 10% IN SPAIN AND 50% IN NORTH AMERICA.

RESPONSE TO COMMENT 1

                  The Company will provide the requested disclosure in future filings.

U.S. Securities and Exchange Commission                                       2


(1) STOCK-BASED COMPENSATION, PAGE 49

         2. WE NOTE YOUR STATEMENT THAT YOU HAVE ADOPTED A TEMPORARY "SHORTCUT APPROACH" IN WHICH THE EXPECTED TERM OF YOUR AWARDS IS PRESUMED TO BE THE MID-POINT BETWEEN THE VESTING DATE AND THE END OF THE CONTRACTUAL TERM. SAB 107 ALLOWS THE USE OF A "SIMPLIFIED" METHOD FOR "PLAIN VANILLA" OPTIONS IN WHICH THE EXPECTED TERM IS BASED ON AN AVERAGE OF WEIGHTED VESTING PERIOD AND CONTRACTUAL LIFE. WE NOTE FROM YOUR DISCLOSURE ON PAGE 64 THAT HALF OF YOUR EMPLOYEE OPTIONS HAVE VESTING PERIOD THAT ARE CONTINGENT UPON CERTAIN PERFORMANCE GOALS OF THE COMPANY BEING MET. WITH A VIEW TOWARDS FUTURE DISCLOSURE, PLEASE TELL US HOW YOU HAVE CALCULATED THE EXPECTED TERM FOR THESE OPTIONS. REFER TO QUESTIONS 5 AND 6 IN THE EXPECTED TERM SECTION OF SAB 107 AS WELL AS FOOTNOTES 75 AND 77. ALSO, PLEASE CONSIDER REVISING FUTURE FILINGS TO PROVIDE SEPARATE DISCLOSURES FOR PERFORMANCE BASED OPTIONS. REFER TO PARAGRAPHS A240-241 OF SFAS 123(R).

RESPONSE TO COMMENT 2

                  As we disclosed in footnote 11 of the 2006 audited financial statements, the Company has granted stock options under its 2005 Employee Stock Purchase Plan (the "2005 Plan"). Under the 2005 Plan, options have been granted to both officers and employees. One half of options granted to the officers and employees vest over four years. The other half of these options also vest over four years, and are contingent upon the Company meeting certain financial performance goals. All options expire 10 years from the date of grant. Option expense related to the performance-based options was approximately $1,450 and $450 for the years ended December 31, 2006 and 2005, respectively.

                  As the Staff noted, the Company has adopted a temporary "shortcut approach" under SAB 107. As a result of the September 2005 initial public offering, which provided a liquid market for the Company's common stock, prior exercise patterns for stock options were considered to be poor indicators of exercise patterns for options granted subsequent to the IPO. The Company calculated this "simplified" method for "plain vanilla" options utilizing the calculation included in footnote 77 to SAB 107. The Company believes its options that vest solely based on continued employment are characterized as "plain vanilla" for the following reasons, as outlined in Question 5 in the Expected Term Section of SAB 107:

     1.   The share options are granted at the money;

     2. If the employee terminates service prior to vesting, the employee would forfeit the share option;

     3. If an employee terminates service after vesting, the employee would have a limited time (90 days in the Company's case) to exercise the share options;

     4.   The share options are non transferable and non-hedgable; and

U.S. Securities and Exchange Commission                                       3


     5. Exercisability is conditional only on performing service through the vesting date.

                  The Company acknowledges that the options that vest upon the achievement of performance goals are not "plain vanilla" as defined in SAB 107 because they do not vest solely based on continued employment through the vesting date. In assessing the expected life of the performance-based awards, the Company concluded that is was probable that the performance goals would be met and all of the performance-based options would ultimately vest and become exercisable. Except for the performance feature, all other attributes of the performance-based options are the same as the time-based awards (i.e., expiration period, vesting period, granted at the money, non-transferable, etc.). Given the likelihood of achieving the performance targets and the similarities of the awards, the Company concluded that there should be no significant difference between the estimated life of the time-based awards and the performance-based awards. Accordingly, the estimated life for both was estimated to be 6.25 years.

                  The Company will consider revising future filings to provide separate disclosures for performance based options to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of our use of share-based compensation.


NOTE 15.  SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION PAGE 66

         3. IT IS UNCLEAR TO US WHY YOU HAVE NOT PRESENTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2004 AS REQUIRED BY RULE 3-10 OF REGULATION S-X. IT IS ALSO UNCLEAR TO US WHY YOUR GUARANTOR AND NON-GUARANTOR COLUMNS ARE NOT BASED ON THE STATUS OF YOUR GUARANTORS AS OF DECEMBER 31, 2006. PLEASE ADVISE OR REVISE.

RESPONSE TO COMMENT 3

                  Williams Scotsman of Canada, Inc. ("WS Canada") is a 100% owned subsidiary of Williams Scotsman Inc. ("WSI"). As disclosed in footnote 15 to our audited financial statements, WSI, a 100% owned subsidiary of the Company, entered into an amendment to its Amended and Restated Credit Facility removing WS Canada as a guarantor of WSI's debt. As a result of removing WS Canada as a guarantor under the debt, WS Canada became a non-guarantor subsidiary of WSI effective March 9, 2007. The Company filed the Form 10-K on March 12, 2007.

                  In preparing these required disclosures of consolidating financial information, the Company was concerned that characterizing WS Canada as a guarantor subsidiary was less relevant and potentially misleading to users of the financial statements. In reviewing Rule 3-10 of Regulation S-X, the Company did not identify any guidance that addressed its situation whereby a

U.S. Securities and Exchange Commission                                       4


subsidiary was removed as a guarantor of the securities prior to the issuance of the financial statements. The Company by analogy compared its situation to a situation in which a company was registering debt securities for the first time and was required to provide guarantor disclosures under Rule 3-10 of Regulation S-X in its registration statement.

                  In consultation with external legal counsel, the Company concluded that the substance and intent of the regulation was to advise users of the financial statements of the financial condition, results of operations and cash flows of the current guarantors of the securities. Accordingly, the Company disclosed the change in the guarantor subsidiaries that occurred prior to the release of the financial statements and included the financial information for WS Canada in the column "non-guarantor subsidiaries."

                  Regarding the Staff's comment on presentation of condensed consolidating statements of operations and cash flows for the year ended December 31, 2004, the Company inadvertently excluded these 2004 consolidating financial statements from the footnote disclosure. The Company does not believe that the omission of this 2004 information from the financial statements is material to investors, but will comply fully with the requirements of Rule 3-10 in all future filings.


EXHIBITS 31.1 AND 31.2

         4. WE NOTE THAT IN YOUR CERTIFICATIONS WHERE YOU ARE INSTRUCTED TO INSERT THE IDENTITY OF THE CERTIFYING INDIVIDUALS YOU INCLUDE THE TITLE OF SUCH INDIVIDUALS. THESE REFERENCES ARE
                  NOT PERMISSIBLE AS THE LANGUAGE OF THE CERTIFICATIONS REQUIRED BY SECTION 302 OF SARBANES-OXLEY AND OUR RULES UNDER THAT SECTION SHOULD NOT BE ALTERED IN ANY WAY. IN ADDITION, THE CERTIFYING OFFICER IS REQUIRED TO CERTIFY IN THEIR PERSONAL CAPACITY. PLEASE ENSURE THAT IN FUTURE FILINGS YOUR CERTIFICATION LANGUAGE CONFORMS EXACTLY TO THE APPLICABLE RULES. IN ADDITION, PLEASE HAVE YOUR CERTIFYING OFFICERS SUPPLEMENTALLY REPRESENT TO US THAT THEY ARE SIGNING ALL OF THE CERTIFICATIONS IN THEIR PERSONAL CAPACITY.

RESPONSE TO COMMENT 4

                  The Company will provide certifications in its future filings that conform to the applicable rules. In addition, the Company's certifying officers have provided the requested representations in Annex A and Annex B to this letter.


                  In connection with responding to the Comment Letter, the Company acknowledges that:

U.S. Securities and Exchange Commission                                       5


         1. the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

         2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                     * * *

U.S. Securities and Exchange Commission                                       6


                  If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (410) 931-6108.


Very truly yours,


/s/ Robert C. Singer
-------------------------------------
Name:  Robert C. Singer
Title: Executive Vice President and Chief Financial Officer



cc:    John Cash, Accounting Branch Chief
       Anne McConnell
           U.S. Securities and Exchange Commission
       Gerard E. Holthaus
       John B. Ross
           Williams Scotsman International, Inc.
       John C. Kennedy
       Emilio Mena Jr.
           Paul, Weiss, Rifkind, Wharton & Garrison LLP

                                                                        ANNEX A


                                    Gerard E. Holthaus
                                    Williams Scotsman International, Inc.
                                    8211 Town Center Drive
                                    Baltimore, Maryland  21236

                                    June 19, 2007


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Ladies and Gentlemen:

                  Reference is made to the certification (the "Certification") included as Exhibit 31.1 to the Form 10-K of Williams Scotsman International, Inc. for the fiscal year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission on March 12, 2007 (File No. 000-51521). I hereby confirm that I signed the Certification in my personal capacity.

                                                     Very truly yours,



                                                     /s/ Gerard E. Holthaus
                                                     --------------------------
                                                     Gerard E. Holthaus

                                                                        ANNEX B

                                    Robert C. Singer
                                    Williams Scotsman International, Inc.
                                    8211 Town Center Drive
                                    Baltimore, Maryland  21236

                                    June 19, 2007


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Ladies and Gentlemen:

                  Reference is made to the certification (the "Certification") included as Exhibit 31.2 to the Form 10-K of Williams Scotsman International, Inc. for the fiscal year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission on March 12, 2007 (File No. 000-51521). I hereby confirm that I signed the Certification in my personal capacity.

                                                     Very truly yours,



                                                     /s/ Robert C. Singer
                                                     --------------------------
                                                     Robert C. Singer